February 16, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Jackson National Life Insurance Company of New York
JNLNY Separate Account I (“Registrant”)
File Nos. 333-217503 and 811-08401 (Private Wealth Shield Variable and Fixed Annuity)
Withdrawal of Registration Statement under the Securities Act of 1933

Dear Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, Registrant is respectfully requesting the withdrawal of the Registration Statement on Form N-4 (File Nos. 333-217503 and 811-08401) filed on April 27, 2017 (Accession No. 0001045032-17-000147).

This request for withdrawal is being made consistent with discussions with the Securities and Exchange Commission staff. The Registration Statement never became effective, no securities were sold in connection with the Registration Statement, and we no longer contemplate offering the securities this Registration Statement concerns.

If you have any questions, please call me at (517) 367-3754.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Senior Attorney, Product Development

cc:    Alberto Zapata